UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

444903 10 8
(CUSIP Number of Class of Securities of Underlying Common Stock)

James H. Davis, Ph.D.
Executive Vice President, General Counsel and Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464
(301) 309-8504
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
R.W. Smith, Jr.
Linda Marotta Thomas
Piper Rudnick LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
$41,360,439	$5,241

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,297,352 shares of common stock of Human Genome Sciences, Inc. having an aggregate value of $41,360,439 as of May 24, 2004, will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals

$126.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable Form or Registration No.: Not applicable Filing party: Not applicable Date filed: Not applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet – Questions and Answers” in the document entitled Offer to Exchange Certain Outstanding Human Genome Sciences, Inc. Stock Options under our Amended and Restated 2000 Stock Incentive Plan, dated June 11, 2004 (as amended from time to time, the “Offer to Exchange”) attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The issuer is Human Genome Sciences Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 14200 Shady Grove Road, Rockville, Maryland 20850-7464 and the phone number is 301-309-8504. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Human Genome Sciences; Summary Financial Information”) is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options (“eligible options”) outstanding under the Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan (the “2000 Stock Incentive Plan”) to purchase shares of its common stock, par value $0.01 per share (“common stock”) having an exercise price of at least $35.00 per share, held by eligible optionholders of the Company, for new options (the “new options”) to purchase shares of the common stock upon the terms and subject to the conditions described in the Offer to Exchange and the related documents filed herewith (which together with the documents attached to the Offer to Exchange, as they may be amended from time to time, shall constitute the “offer”). The new options will (1) be exercisable for a number of shares varying from 2.0-to-1 to 3.5-to-1 of the number of shares subject to the eligible options they replace (depending on the exercise price of the eligible options), subject to adjustments for any stock splits, stock dividends and similar events; (2) have a per-share exercise price equal to the last sale price of the common stock as reported by the Nasdaq National Market on the date the new options are granted; (3) be granted under the 2000 Stock Incentive Plan; (4) subject to a new option award statement, vest as to 1/4th of the underlying shares six months after the new options are granted, and as to 1/24th of the underlying shares monthly thereafter, regardless of the vesting schedule that was applicable to the eligible options tendered for exchange and regardless of whether or not the eligible options were fully or partially vested; and (5) expire on the same date that the eligible options would have expired.

As of May 14, 2004, 28,063,550 options were outstanding and 12,712,562 shares were available for future grant. Of the outstanding options, as of May 14, 2004, options to purchase 5,297,352 shares of common stock would be eligible for exchange.

The information set forth in the Offer to Exchange under “Summary Term Sheet - Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Optionholders; Eligible Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of Human Genome Sciences”) and Schedule B is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet - Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Optionholders; Eligible Options; Expiration Date”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Human Genome Sciences; Summary Financial Information”); Section 11 (“Status of Options Acquired by

Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of Human Genome Sciences”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of Human Genome Sciences”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of this Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of Human Genome Sciences”) and Schedule B is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of Human Genome Sciences”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Human Genome Sciences; Summary Financial Information”), Section 16 (“Additional Information”) and Schedule A, and in the Company’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three month period ended March 31, 2004 is incorporated herein by reference.

(b)	Pro Forma Information.

Not Applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of Human Genome Sciences”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Human Genome Sciences, Inc. Stock Options under our Amended and Restated 2000 Stock Incentive Plan, dated June 11, 2004.

(a)(1)(ii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated March 19, 2004.

(a)(1)(iii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated May 20, 2004.

(a)(1)(iv)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated June 11, 2004.

(a)(1)(v)	Election Form.

(a)(1)(vi)	Form of E-mail Communication to Eligible and Participating Human Genome Sciences, Inc. Optionholders Confirming Receipt of Election Form.

(a)(1)(vii)	Notice of Withdrawal.

(a)(1)(viii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders to be Delivered on or around June 28, 2004.

(a)(1)(ix)	Form of Rights Letter to Eligible and Participating Human Genome Sciences, Inc. Optionholders to be Delivered on or around July 10, 2004.

(a)(1)(x)	Form of E-mail Communication to Rejected Tendering Human Genome Sciences, Inc. Optionholders.

(a)(1)(xi)	Form of E-mail Communication to Eligible and Participating Human Genome Sciences, Inc. Optionholders to be Delivered on or around January 11, 2005.

(a)(1)(xii)	Human Genome Sciences, Inc. Annual Report on Form 10-K for the period ended December 31, 2003 (File No. 0-22962), as filed with the Securities and Exchange Commission on March 12, 2004 and incorporated herein by reference.

(a)(1)(xiii)	Human Genome Sciences, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2004 (File No. 0-22962), as filed with the Securities and Exchange Commission on May 7, 2004 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan, which is incorporated herein by reference to Exhibit A to Human Genome Sciences, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 18, 2001.

(d)(2)	Amendment Nos. 1 and 2 to Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan, which is incorporated herein by reference to Annexes A and B to Human Genome Sciences, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 16, 2004.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Human Genome Sciences, Inc.

By:	/s/ James H. Davis

Name:	James H. Davis, Ph.D.
Title:	Executive Vice President, General
Counsel and Secretary
Date:	May 26, 2004

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Human Genome Sciences, Inc. Stock Options under our Amended and Restated 2000 Stock Incentive Plan, dated June 11, 2004.

(a)(1)(ii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated March 19, 2004.

(a)(1)(iii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated May 20, 2004.

(a)(1)(iv)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders, dated June 11, 2004.

(a)(1)(v)	Election Form.

(a)(1)(vi)	Form of E-mail Communication to Eligible and Participating Human Genome Sciences, Inc. Optionholders Confirming Receipt of Election Form.

(a)(1)(vii)	Notice of Withdrawal.

(a)(1)(viii)	E-mail Communication to Eligible Human Genome Sciences, Inc. Optionholders to be Delivered on or around June 28, 2004.

(a)(1)(ix)	Form of Rights Letter to Eligible and Participating Human Genome Sciences, Inc. Optionholders to be Delivered on or around July 10, 2004.

(a)(1)(x)	Form of E-mail Communication to Rejected Tendering Human Genome Sciences, Inc. Optionholders.

(a)(1)(xi)	Form of E-mail Communication to Eligible and Participating Human Genome Sciences, Inc. Optionholders to be Delivered on or around January 11, 2005.

(a)(1)(xii)	Human Genome Sciences, Inc. Annual Report on Form 10-K for the period ended December 31, 2003 (File No. 0-22962), as filed with the Securities and Exchange Commission on March 12, 2004 and incorporated herein by reference.

(a)(1)(xiii)	Human Genome Sciences, Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2004 (File No. 0-22962), as filed with the Securities and Exchange Commission on May 7, 2004 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan, which is incorporated herein by reference to Exhibit A to Human Genome Sciences, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 18, 2001.

(d)(2)	Amendment Nos. 1 and 2 to Human Genome Sciences, Inc. Amended and Restated 2000 Stock Incentive Plan, which is incorporated herein by reference to Annexes A and B to Human Genome Sciences, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 16, 2004.

(g)	Not applicable.

(h)	Not applicable.